BresaGen

RECEIVED

2004 NOV 30 A 11:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

22 November 2004

04046337

SEC
The Office of International
Corporate Finance
450 5th Street North West
Stop 3-2
Washington DC 20549
USA

SUPPL

Attention: Paul Dudak

Dear Paul

Company Announcements

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135 to file home country announcements, please find the following announcements which have recently been made through the Australian Stock Exchange –

1. Notice of initial substantial holder dated 20 October, 2004.
2. Notice of change of interests of substantial holder dated 25 October, 2004.
3. Notice of ceasing to be a substantial holder dated 28 October, 2004.
4. 2004 Annual General Meeting documents dated 17 November, 2004.
   - Chairman's Letter
   - Notice of Annual General Meeting
   - Proxy Forms
5. Annual Report 2004.

PROCESSED
DEC 01 2004
THOMSON FINANCIAL

Yours sincerely

T.M. Fenton

Trudy Fenton
Corporate Administrator

dlw 11/30

Postal Address
PO Box 259
Rundle Mall SA 5000 Australia

8 Dalgleish Street
Thebarton SA 5031
www.bresagen.com.au

Telephone +61 8 8234 2660
Facsimile +61 8 8234 6268
Email adelaide@bresagen.com.au

BresaGen Limited
ACN 007 988 767
ABN 60 007 988 767